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"DRAFT"


                        DCA PLUS FIXED OPTION ENDORSEMENT

This Endorsement is part of the Contract and should be attached to it. All terms of the Contract which do not conflict with this Endorsement's terms apply to this Endorsement. In the event of any conflict between the terms of this Endorsement and the terms of the Contract, the terms of this Endorsement shall prevail over the terms of the Contract.

This Endorsement provides an additional Investment Option called the DCA Plus Fixed Option.

The Contract is amended by adding or revising the following provisions (revisions are italicized):

DEFINITIONS

     DCA PLUS FIXED OPTION: Amounts allocated under your Contract to the DCA Plus Fixed Option are held in our General Account and receive interest at rates declared periodically (the `Guaranteed Interest Rate(s)'), but not less than an annual rate of 3%.

     DCA PLUS FIXED OPTION VALUE: The aggregate of your Contract Value allocated to the DCA Plus Fixed Option.

     CONTRACT VALUE: As of the end of any Business Day, your Variable Account Value, plus your Fixed Option Value, your DCA Plus Fixed Option Value, your Guaranteed Interest Option Value, and any Loan Account Value.

     GUARANTEED INTEREST RATE: The interest rate guaranteed at the time of allocation (or rollover for the Guarantee Term on amounts allocated to the Fixed Option, the DCA Plus Fixed Option, or a Guaranteed Interest Option). All Guaranteed Interest rates are expressed as annual rates, and interest is accrued daily. This rate will not be less than an annual rate of 3%.

     GUARANTEE TERM: The period during which the amount you allocate to the Fixed Option, the DCA Plus Fixed Option, or to a GIO earns a specified Guaranteed Interest Rate.

     INVESTMENT OPTION: A Variable Account, Fixed Option, DCA Plus Fixed Option, or GIO offered under the Contract.

GENERAL PROVISIONS

     DELAY OF PAYMENTS: Generally, payments, transfers or exchanges will be made within seven days from receipt of the payment and/or request in a form satisfactory to us. Payment of your withdrawal proceeds or transfers or exchanges to or from a Variable Account may be delayed after receipt of your withdrawal, transfer, or exchange request under certain circumstances. These include:

          - a closing of the New York Stock Exchange other than on a regular holiday or weekend;
          -    a trading restriction by the SEC; or
          -    an emergency declared by the SEC.

     We may delay payments or transfers from our General Account (which would include payment of your withdrawal proceeds and transfers from the Fixed Option, the DCA Plus Fixed Option, or any GIO, loans, fixed annuity payments, and lump sum death benefit payments unless state law requires otherwise) for up to six months after the requested effective date of the transaction. Any amount delayed will, so long as it is held under the Fixed Option, the DCA Plus Fixed Option, or in any of the GIOs, continue to earn interest at the Guaranteed Interest Rate(s) then in effect until the applicable Guaranteed Term in effect has ended, and not less than 3% on an annual basis thereafter. If you make any Purchase Payment by check, other

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     than a cashier's check, we may delay making payments to you until your check has cleared.

PURCHASE PAYMENTS

     This paragraph is added to the PURCHASE PAYMENT ALLOCATION provision:

     Prior to the Annuity Date you may allocate all or part of a Purchase Payment to the DCA Plus Fixed Option if you have elected to transfer under the DCA Plus program. Under the DCA Plus program you authorize the automatic transfer of amounts at monthly intervals from the DCA Plus Fixed Option to one or more Variable Investment Options. You may terminate DCA Plus at any time. Upon any termination of DCA Plus, we will transfer any amounts remaining in the DCA Plus Fixed Option to the Fixed Option, unless you instruct us to transfer such amounts to other Investment Options. We reserve the right to change the terms and conditions of the DCA Plus program at any time.

THE DCA PLUS FIXED OPTION

     This section is added following the FIXED OPTION provisions:

     Your initial Purchase Payment allocation to the DCA Plus Fixed Option will begin a Guarantee Term of up to one year.

     Prior to the Annuity Date, we will credit interest at the Guaranteed Interest Rate(s) during the Guarantee Term on the amount of Purchase Payments that you allocate to the DCA Plus Fixed Option, while the Annuitant is living and this Contract is in force. Your DCA Plus Fixed Option value will be transferred over the remainder of the existing DCA Plus Guarantee Term. We will credit the Guaranteed Interest Rate in effect on the Business Day that the allocation is effective until the Guarantee Term has expired.

     Account Values under the DCA Plus Fixed Option are held in our General Account. Subject to applicable law, we have sole discretion over the investment of our General Account assets.

     At the end of a Guarantee Term, the entire DCA Plus Fixed Option will have been transferred to the Variable Investment Options. If requested, all or a portion of additional Purchase Payments may be allocated to the DCA Plus Fixed Option at the Guaranteed Interest rate then in effect.

     We will stop crediting interest on that portion of your DCA Plus Fixed Option Value that is withdrawn, transferred (including transfers to the Loan Account), or converted to an Annuity Option, including any fees for withdrawals or transfers; withdrawal charges; annual fee; and charges for any premium taxes and/or other taxes. We do so as of the end of the Business Day any such transaction is effective.

CONTRACT VALUE

     This provision is added:

     DCA PLUS FIXED OPTION VALUE: Your DCA Plus Fixed Option Value on any Business Day is your DCA Plus Fixed Option Value on the prior Business Day increased by any additions to your DCA Plus Fixed Option on that day as a result of any:

          -    interest;
          - Purchase Payments received by us and allocated to the DCA Plus Fixed Option; and
decreased by any deductions from the DCA Plus Fixed Option on that day as a result of any

          -    transfers, including transfers to the Loan Account;
          -    withdrawals and withdrawal charges;
          -    amounts converted to an Annuity Option;
          -    charge for any premium taxes and/or other taxes;
          -    fees for withdrawals and/or transfers; and
          -    annual fee.

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TRANSFER AND WITHDRAWAL RESTRICTIONS

     This provision is added:

     SPECIAL RESTRICTIONS ON TRANSFERS INTO THE DCA PLUS FIXED OPTION: No transfers may be made from any other Investment Option to the DCA Plus Fixed Option.

ANNUITY BENEFITS

     The last sentence FIXED AND VARIABLE ANNUITIES is revised as follows:

     Any net amount you convert to a fixed annuity will be held in our General Account (but not under the Fixed Option, the DCA Plus Fixed Option, or
     GIOs).

     The second paragraph of the DEFAULT ANNUITY DATE AND OPTIONS is revised as follows:

     If you do not elect an Annuity Option, your Net Contract Value, less any applicable MVA, and any charge for any premium taxes and or other taxes, when converted, will, subject to our minimum requirements, be converted as follows:

- the net amount from your Fixed Option Value, DCA Plus Fixed Option Value, and your GIO Value will be converted to a fixed annuity and held in our General Account, and
- the net amount from your Variable Account Value will be applied to the variable annuity and applied to the Subaccounts in proportion to your Account Value in each Subaccount on the Annuity Date.


                   Signed for Pacific Life & Annuity Company,




   President and Chief Executive Officer                      Secretary